SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A-7

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

XFormity Technologies, Inc.
 (Name of Issuer)

         Common Stock
(Title of Class of Securities)

           98416E 10 1
(CUSIP Number)

Clifford L. Neuman, Esq.
1507 Pine Street
Boulder, Colorado 80302
               (303) 449-2100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                      September 27, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [  ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

SCHEDULE 13D

CUSIP NO.    78 375 P 10 5                                                                                              Page 2 of 5 Pages

(1)      Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

         Paradigm Group II, LLC

(2)      Check the Appropriate Box if a Member       (a) [  ]
         of a Group*                                                    (b) [ ]

(3)      SEC Use Only

(4)      Source of Funds*      WC

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization

         U.S.A.
Number of Shares	(7) Sole Voting Power 17,220,531
Beneficially Owned	(8) Shared Voting Power -0-
by Each Reporting	(9) Sole Dispositive Power 17,220,531
Person With	(10)Shared Dispositive Power -0-

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

             17,220,531 shares

(12)      Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13)      Percent of Class Represented by Amount in Row (11)     41.2%

(14)     Type of Reporting Person*       CO

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 5 Pages

ITEM 1.      SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of XFormity Technologies, Inc., formerly XML - Global Technologies, Inc., a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 14333 Proton Drive, Dallas, Texas 75244.

ITEM 2.      IDENTITY AND BACKGROUND

       (a)-(c)      This Statement is being filed by Paradigm Group II, LLC, a Delaware limited liability company ("Paradigm Group"), with principal offices located at 60 Revere Drive, Suite 725, Northbrook, Illinois 60062. Paradigm Group is a private investment fund engaged in holding investments. The names and addresses of the controlling persons of Paradigm Group are as follows:
Sheldon Drobny 60 Revere Drive, Suite 725 Northbrook, Illinois 60062
Mr. Drobny's principal occupation or employment is as Managing Director of Paradigm Group II, LLC.
Aaron Fischer 60 Revere Drive, Suite 725 Northbrook, Illinois 60062
Mr. Fischer's principal occupation or employment is as Managing Director of Paradigm Group II, LLC..

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Item 3 is amended by adding thereto the following:

        Effective September 27, 2004, XML - Global Technologies, Inc. (the "Company" or "XML") consummated an Agreement and Plan of Merger (the "Merger Agreement") between and among the Company, XML Acquisition Corporation, a wholly-owned subsidiary of the Company ("XAC"), and XFormity, Inc., a Texas corporation ("XFormity"). Pursuant to the Merger Agreement, XAC merged with and into XFormity and all outstanding shares of XFormity common stock were automatically converted into shares of common stock and warrants of the Company. As a result of the transaction, XFormity became the wholly-owned subsidiary of the Company.

        Concurrently with the consummation of the merger transaction, the Company effected a one-for-four (1-for-4) reverse split of all of its outstanding securities (the "Reverse Split"). In addition, the Company changed its name to "XFormity Technologies, Inc." Beginning with the opening of trading on Tuesday, September 28, 2004, the Company's common stock began trading on the OTC Electronic Bulletin Board giving effect to the foregoing Reverse Split and name change, with the ticker symbol "XFMY."

       All share and per share information contained in this Schedule has been amended to give effect to the Reverse Split.

Page 4 of 5 Pages

      Prior to the consummation of the Merger Agreement, Paradigm Group was issued an aggregate of 86,071 shares of common stock of XFormity, Inc. as an investment banking fee. Upon consummation of the Merger Agreement, those shares of XFormity, Inc. converted automatically into an aggregate of 1,544,798 shares of common stock of the Company.

       Prior to consummation of the Merger Agreement, Paradigm Group and its affiliate, Paradigm Millennium Fund, L.P., voluntarily surrendered for cancellation to the Company all warrants issued and outstanding and beneficially owned by each which were exercisable to purchase of the Company's common stock at exercise prices of $2.00 per share (formerly $.50 per share pre-split) and $4.00 per share (formerly $1.00 per share pre-split). That cancellation consisted of warrants exercisable to purchase the aggregate of 3,438,630 shares of common stock.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is amended by adding thereto the following:

       (a)      At the close of business on September 27, 2004, giving effect to the transactions described in Item 3, Paradigm Group beneficially owned directly 2,292,333 shares of Common Stock and owned indirectly, through Paradigm Millennium Fund, an aggregate of 9,058,698 shares of common stock. Paradigm Group includes in its beneficial ownership 100% of the shares of common stock held by Paradigm Millennium Fund. In addition, Paradigm Group beneficially owned directly warrants exercisable to purchase 2,279,200 shares of common stock at an exercise price of $.26 per share and beneficially owned indirectly, through Paradigm Millennium Fund, warrants exercisable to purchase 3,590,300 shares of common stock at an exercise price of $.26 per share.

       Giving effect to the securities held of record by Paradigm Millennium Fund, Paradigm Group would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 17,220,531 shares of common stock, consisting of 11,351,031 shares of common stock and warrants exercisable to purchase an aggregate of 5,869,500 shares of common stock at an exercise price of $.26 per share. These securities represent 41.2% of the issued an outstanding shares of common stock of the Company, after giving effect to the acquisition of XFormity, Inc., calculated in accordance with Rule 13d-3 under the Exchange Act.

       Giving effect to the merger with XFormity, Inc., the Company had issued and outstanding 35,895,968 shares of common stock.

       (b)      Paradigm Group has the sole dispositive power with respect to all of the shares of Common Stock and Warrants identified in Item 5(a) above.

       (c)      Paradigm Group has not acquired any shares of common stock during the past sixty (60) days, except as disclosed in this report.

               Paradigm Group has not sold any shares of common stock during the past sixty (60) days.

       (d)      Not applicable.

       (e)      Not applicable.

Page 5 of 5 Pages

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 12, 2004 (Date)
/s/ Sheldon Drobny (Signature)
Sheldon Drobny, Managing Member (Name/Title)